[redacted]

AB 5/8

UNITED ST
SECURITIES AND EXCH
Washington, D

08025097

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SEC
Mail Processing
Section

MAY 06 2008

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapNet Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 CityWest Blvd., Suite 700
(No. and Street)

Houston, (City) Texas (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Ritz JR. 281-493-3849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALONE & BAILEY, PC
(Name – *if individual, state last, first, middle name*)

2925 Briarpark Drive, Suite 930 (Address) Houston, (City) TX (State) 77042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 09 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Ritz Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapNet Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER C. CHEANEY
Notary Public, State of Texas
My Commission Expires
May 11, 2011

Signature

Chief Executive Officer
Title

Heather C. Cheaney
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALONE & BAILEY PC
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CapNet Securities Corporation
Houston, Texas

We have audited the balance sheet of CapNet Securities Corporation as of December 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of CapNet Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapNet Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PC

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

May 1, 2008

2925 Briarpark Drive, Suite 930
Houston, TX 77042
o. 713.343.4200 ext. 212
f. 713.266.1815
www.malone-bailey.com

MALONE & BAILEY PC
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
Required by SEC Rule 17a-5

To the Board of Directors
CapNet Securities Corporation
Houston, Texas

In planning and performing our audit of the financial statements of CapNet Securities Corporation for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CapNet Securities Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CapNet Securities Corporation's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PC

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

May 1, 2008

CAPNET SECURITIES CORPORATION
BALANCE SHEET
AS OF DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Checking Account	$76,684
Accounts Receivable - Employees	62,088
Other	2,285
Total Current Assets	141,057
FIXED ASSETS	
Furniture and Equipment	134,736
Accumulated Depreciation	(59,538)
Net Fixed Assets	75,198
OTHER ASSETS	
Deposits	2,479
Due from related parties	93,967
Investments, available for sale	81,793
Total Other Assets	178,239
TOTAL ASSETS	$394,494

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$61,856
Accrued Liabilities	5,350
Commissions Payable	21,497
Total Current Liabilities	88,703
STOCKHOLDER'S EQUITY	
Common Stock ($.01 Par, 1,000,000 authorized, 119,750 issued & outstanding)	1,198
Paid-in Capital	743,672
Retained Deficit	(439,079)
Total Stockholder's Equity	305,791
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$394,494

See accompanying summary of accounting policies and notes to financial statements.

CAPNET SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions Income	$230,588
Professional Services	156,827
Other Income	555
Total Revenue	387,970
OPERATING EXPENSES	
General and Administrative	292,289
Payroll and Related Expenses	149,402
Commissions	179,077
Depreciation	4,843
Contract Labor	6,762
Clearing Charges	7,850
Professional Fees	55,532
Total Expenses	695,755
LOSS FROM OPERATIONS	(307,785)
OTHER INCOME (EXPENSE)	
Interest Income	2,178
Unrealized Loss on Investments	(23,434)
Interest Expense	(413)
NASD Refund	35,000
Total other income (expense)	13,331
NET LOSS	($294,454)

See accompanying summary of accounting policies and notes to financial statements.

CAPNET SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($294,454)
Adjustments to reconcile net loss	
to net cash provided by operating activites:	
Depreciation	4,843
Loss on disposal of assets	7,803
Unrealized loss on investments	23,434
Change in operating assets and liabilities:	
Accounts receivable	55,981
Other	(2,285)
Deposits	1,397
Employee advances	18,580
Accounts payable	18,884
Accrued liabilities	(29,786)
Commissions payable	21,497
Net Cash Provided by Operating Activities	(174,106)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(5,038)
Purchases of investments	(16,677)
Net Cash Used by Investing Activities	(21,715)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	50,685
Net payments received on advances from related parties	198,091
Net Cash Provided by Financing Activities	248,776
Net Increase In Cash	52,955
Cash at Beginning of Period	23,729
Cash at End of Period	$76,684

See accompanying summary of accounting policies and notes to financial statements.

CAPNET SECURITIES CORPORATION
CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock				
	Shares	Amount	APIC	Retained Earnings	Total
Balance at December 31, 2006	119,750	$1,198	$692,987	($144,625)	$549,560
Capital contributions			50,685		50,685
Net Loss, 2007				($294,454)	($294,454)
Balance at December 31, 2007	119,750	$1,198	$743,672	($439,079)	$305,791

See accompanying summary of accounting policies and notes to financial statements.

CAPNET SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

A. Summary of Significant Accounting Policies

Nature of Business

CapNet Securities Corporation is a broker and a dealer registered with the Securities and Exchange Commission. The company was formed as a Texas corporation in 1988, and has been operating in Houston, Texas since then. The company changed its name from Augusta Securities Corporation to Morgan Brewer Securities Co. on January 8, 2002 and in January 2003 changed its name to CapNet Securities Corporation. The company is an introducing broker with accounts processed by Southwest Securities in Houston.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2007.

Equipment and Furniture

Equipment and furniture are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the useful lives of the respective assets, generally five to ten years.

Federal Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the company's tax return.

Revenue and Cost Recognition

The company prepares its books on the accrual basis of accounting. The company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

CAPNET SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Equipment and Furniture

Equipment, furniture and leasehold improvements consisted of the following as of December 31, 2007.

Equipment	$24,288
Furniture	104,670
Leasehold Improvements	5,777
	134,736
Less: Accumulated Depreciation	(59,538)
Total	$75,198

C. Net Capital

The company is subject to a $5,000 minimum capital requirement or a minimum net capital required at 6-2/3% or aggregated indebtedness under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2007, the net capital was $149,736, which exceeded the required minimum capital by $143,828. The company's ratio of aggregated indebtedness to net capital was 62.97% at December 31, 2007.

D. Capital Contribution

The Company received a capital contribution of $50,685 from its stockholder.

E. Related Party Transactions

The Company made a total of $60,030 in advances to related parties during 2007.
In addition, the Company collected $258,121 from advances to related parties during 2007.

CapNet Securities Corporation
Supplementary Information
For the year ended December 31, 2007

1. Computation of Reserve Requirement Pursuant to Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

2. Information Relating to Possession or Control Requirements under Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

CAPNET SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2007

Total equity from statement of financial condition	$305,791
Less: non-allowable assets:	
Statement of Financial Condition	156,055
Net Capital	$149,736

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$5,908
Minimum dollar net capital required	$5,000
Net capital requirement (greater of above two figures)	$5,908
Excess net capital	$143,828
Excess net capital at 1000%	$140,866

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$88,703
Percentage aggregate indebtedness to net capital	62.97%

RECONCILIATION WITH COMPANY'S COMPUTATION

CAPNET SECURITIES CORPORATION
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION
(including in Part II of Form X-17a-5)

Net capital, as reported in Company's Part II		
(unaudited) Focus report	$	104,373
Net audit adjustments		45,363
Other items		-
NET CAPITAL PER ABOVE	$	149,736

END